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                        UNITED STATES                     ---------------------
              SECURITIES AND EXCHANGE COMMISSION          ---------------------
                     WASHINGTON, DC 20549                      SEC USE ONLY
                           FORM 144                       ---------------------
            NOTICE OF PROPOSED SALE OF SECURITIES         Document Sequence No.
          PURSUANT TO RULE 144 UNDER THE SECURITIES       ---------------------
                          ACT OF 1933                     CUSIP Number

ATTENTION: TRANSMIT FOR FILING THREE COPIES OF THIS FORM  ---------------------
           CONCURRENTLY WITH EITHER PLACING AN ORDER WITH Work Location
           A BROKER TO EXECUTE SALE OR EXECUTING A SALE
           DIRECTLY WITH A MARKET MAKER.                  ---------------------

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 1(a) Name of Issuer                                         (b) I.R.S. Ident. No.    (c) S.E.C. File No.
      Keebler Foods Company                                      36-383-9556              001-13705
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 1(d) Address of Issuer                   Street           City           State           Zip Code             (e) Telephone No.
                                                                                                            ------------------------
      677 Larch Ave                                        Elmhurst        IL              60010            Area Code      Number
                                                                                                              630         782-7026
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 2(a) Name of Person For Whose Account   (b) Social Security   (c) Relationship   (d) Address    Street    City    State    Zip Code
      the Securities are to be Sold          No. or I.R.S.         to Issuer
                                             Ident. No.
      Jack M. Lotker                         ###-##-####
                                                                   Officer          1 Lakeside Lane   North Barrington, IL    60010
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 INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN
              THE I.R.S. IDENTIFICATION NUMBER AND THE S.E.C. FILE NUMBER

------------------------------------------------------------------------------------------------------------------------------
       3(a)                            (b)                                                    (c)                  (d)
   Title of the          Name and Address of Each Broker           S.E.C. USE ONLY     Number of Shares         Aggregate
     Class of         Through Whom the Securities Are to be        ---------------      or Other Units           Market
    Securities         Offered or Each Market Maker Who is          Broker-Dealer         to be Sold              Value
    to be Sold               Acquiring the Securities                File Number       (See Instr. 3(c))    (See Instr. 3(d))
------------------------------------------------------------------------------------------------------------------------------
   Keebler Foods              Harris Investor Direct                                                           $ 325,000
   Co. Common                 111 W. Monroe, 19 East                                        10,000                at
   Stock                      Chicago, IL  60603                                                                11/12/98
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
       3(a)                (e)                      (f)                    (g)
   Title of the       Number of Shares            Approximate            Name of Each
     Class of          or Other Units             Date of Sale            Securities
    Securities           Outstanding           (See Instr. 3(f))           Exchange
    to be Sold        (See Instr. 3(e))         (Mo., Day, Yr.)       (See Instr. 3(g))
------------------------------------------------------------------------------------------------
   Keebler Foods
   Co. Common             83,987,487               11/13/98                  NYSE
   Stock
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code
   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's Social Security or I.R.S.
           Identification number
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code
   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                              TABLE I AND TABLE II

                         TABLE I--SECURITIES TO BE SOLD
    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE
                         SECURITIES TO BE SOLD AND WITH
    RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER
                            CONSIDERATION THEREFOR:

---------------------------------------------------------------------------------------------------------------------------------
     Title of    Date You    Nature of Acquisition    Name of Person From        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction            Whom Acquired             Securities        Payment
                                                      (If gift, also give        Acquired
                                                      date donor acquired)
---------------------------------------------------------------------------------------------------------------------------------
   Keebler Foods
   Company        May 10,    100% Purchased           Keebler Foods                                May 10,
   Common Stock   1996       for cash                 Company Issuer             100,318           1997         Cash
---------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

------------------------------------------------------------------------------------------------------------------------------------

             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
     FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER
                          SOLD DURING THE PAST THREE
     MONTHS BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:

------------------------------------------------------------------------------------------------------------------------------------
   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Procceds
                                                                                               Securities
                                                                                                  Sold
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                               November 13, 1998
                    ----------------------------------------
                                (Date of Notice)
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

                                James T. Willard
                    ----------------------------------------
                                  (Signature)

 The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
